# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRANITE REAL ESTATE INVESTMENT TRUST, CIK 0001564538
CUSIP: 387437114
Title of class of securities: trust units
Address of issuer's principal executive offices: 77 KING ST. WEST, SUITE 4010, P.O. BOX 159, TD CENTRE, TORONTO, Ontario Canada (A6), M5K 1H1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,164,702; sole dispositive power 4,164,702; aggregate amount beneficially owned 4,164,702 (6.9% of the class)
- SCOTIA CAPITAL INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 142,208; shared voting power 0; sole dispositive power 142,208; shared dispositive power 0; aggregate amount beneficially owned 142,208 (0.2% of the class)

## Item 1. Issuer
Name of issuer: GRANITE REAL ESTATE INVESTMENT TRUST
Address of issuer's principal executive offices: 77 KING ST. WEST, SUITE 4010, P.O. BOX 159, TD CENTRE, TORONTO, ONTARIO, CANADA, M5K 1H1.

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
Scotia Mcleod, a division of Scotia Capital Inc.
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada
40 King St. West, Scotia Plaza, 52nd Floor, Toronto, Ontario, M5W 2X6, Canada"
Citizenship:
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment advisor and broker dealer

## Item 4. Ownership
Amount beneficially owned: 4306910
Percent of class: 7.11
Sole power to vote or to direct the vote: 4306910
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4306910
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- 1832 Asset Management L.P.: Kevin Brown, Vice President, Asset Management Compliance (05/01/2026)
- SCOTIA CAPITAL INC.: Kevin Brown, Vice President, Asset Management Compliance (05/01/2026)